UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depository Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

August 23, 2010
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,732,708
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,732,708
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 3,732,7081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%2
12	TYPE OF REPORTING PERSON CO

___________________________

1	The Reporting Person beneficially owns 1,244,236 American Depository Shares (ADS), which represent 3,732,708 underlying Ordinary Shares.

2	Based on the 55,247,329 Ordinary Shares outstanding as reported by the Issuer on the most recent Form 20-F filed June 30, 2010 with the Securities and Exchange Commission.

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON New Vernon Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,732,708
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,732,708
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 3,732,7083
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%4
12	TYPE OF REPORTING PERSON IA

___________________________

3	See footnote 1.

4	See footnote 2.

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,799,011
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,799,011
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 3,799,0115
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%6
12	TYPE OF REPORTING PERSON IN

___________________________

5	The Reporting Person beneficially owns 1,266,337 American Depository Shares (ADS), which represent 3,799,011 underlying Ordinary Shares.

6	See footnote 2.

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 357,8977
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 357,897
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 357,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%8
12	TYPE OF REPORTING PERSON IN

___________________________

7	The Reporting Person beneficially owns 119,299 American Depository Shares (ADS), which represent 357,897 underlying Ordinary Shares.

8	See footnote 2.

Cusip No. 16945L107	13G

Item 1(a)	Name of Issuer: ChinaEdu Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices:

4th Floor-A, GeHua Building
No. 1QinglongHutong, Dongcheng District
Beijing, 100007 People’s Republic of China

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

NV North American Opportunity Fund
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Cayman Islands

New Vernon Investment Management LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

Trent Stedman
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

Thomas Patrick
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

2(d)	Title of Class of Securities:

Ordinary Shares in the form of American Depository Shares

2(e)	CUSIP Number: 16945L107

Item 3           If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

Cusip No. 16945L107	13G

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4	Ownership:

(i)	NV North American Opportunity Fund9

(a)	Amount beneficially owned: 3,732,708 shares

(b)	Percent of Class: Approximately 6.8%10.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,732,708

(ii)	shared power to vote or to direct the vote: 0

___________________________

9
This amendment is being filed as a result of the consummation of the merger of Millennium Group LLC with and into New Vernon Investment Management LLC on August 20, 2010.  As a result of such merger, Millennium Group LLC ceased to have a separate existence and New Vernon Investment Management LLC became the investment manager of NV North American Opportunity Fund.  Trent Stedman is a member of New Vernon Investment Management LLC.  By virtue of his relationship to NV North American Opportunity Fund and New Vernon Investment Management LLC, Mr. Stedman may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under Securities Exchange Act of 1934, as amended (the “Act”)) the Ordinary Shares (in the form of American Depository Shares) directly beneficially owned by NV North American Opportunity Fund.   New Vernon Investment Management LLC also may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Act) the Ordinary Shares (in the form of American Depository Shares) directly beneficially owned by NV North American Opportunity Fund.  By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Ordinary Shares (in the form of American Depository Shares) of the Issuer.

10	See footnote 2.

Cusip No. 16945L107	13G

(iii)	sole power to dispose or to direct the disposition of: 3,732,708

(iv)	shared power to dispose or to direct the disposition of: 0

(ii)	New Vernon Investment Management LLC11

(a)	Amount beneficially owned: 3,732,708 shares

(b)	Percent of Class: Approximately 6.8%12

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,732,708

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,732,708

(iv)	shared power to dispose or to direct the disposition of: 0

(iii)	Trent Stedman13

(a)	Amount beneficially owned: 3,799,011 shares

(b)	Percent of Class: Approximately 6.9%14

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,799,011

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,799,011

(iv)	shared power to dispose or to direct the disposition of: 0

(vi)	Thomas Patrick15

(a)	Amount beneficially owned: 357,897 shares

(b)	Percent of Class: Approximately 0.6%.16

___________________________

11	See footnote 9.

12	See footnote 2.

13	See footnote 9.

14	See footnote 2.

15	See footnote 9.

16	See footnote 2.

Cusip No. 16945L107	13G

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 357,897

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 357,897

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 16945L107	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 31, 2010	NV North American Opportunity Fund By: New Vernon Investment Group LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory *

Dated as of August 31, 2010	New Vernon Investment Management LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory *

Dated as of August 31, 2010
/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory * for Trent Stedman

Dated as of August 31, 2010
/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory * for Thomas Patrick

*Pursuant to Power of Attorney attached hereto.

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Trent Stedman and Barton S. Aronson, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1)         prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the United States Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) or Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any rule or regulation of the SEC;

(2)         execute for and on behalf of the undersigned, with respect to holdings of, and transactions in, securities of ChinaEDU Corporation (“CEDU”), Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

(3)         execute for and on behalf of the undersigned any Schedules 13D or 13G, and any amendments thereto, relating to securities of CEDU, in accordance with Section 13 of the Exchange Act and the rules thereunder;

(4)         do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and file any such form with the SEC and any stock exchange or similar authority; and

(5)         take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Form 3, 4 or 5 or Schedule 13D or 13G with respect to the undersigned’s holdings of, and transactions in, CEDU securities, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of August, 2010.

/s/ Thomas Patrick
Signature

Thomas Patrick
Print Name

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned, hereby constitute and appoint Barton S. Aronson, signing singly, such person’s true and lawful attorney-in-fact to:

(1)         prepare, execute in such person’s name and on such person’s behalf, and submit to the United States Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes, passwords, and passphrases enabling such person to make electronic filings with the SEC of reports required by Section 16(a) or Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any rule or regulation of the SEC;

(2)         execute for and on behalf of such person, with respect to holdings of, and transactions in, securities of ChinaEDU Corporation (“CEDU”), Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Exchange Act and the rules thereunder;

(3)         execute for and on behalf of such person any Schedules 13D or 13G, and any amendments thereto, relating to securities of CEDU, in accordance with Section 13 of the Exchange Act and the rules thereunder;

(4)         do and perform any and all acts for and on behalf of such person which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and file any such form with the SEC and any stock exchange or similar authority; and

(5)         take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such person, it being understood that the documents executed by such attorney-in-fact on behalf of such person pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

Each of the undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such person might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  Each of the undersigned acknowledge that the foregoing attorney-in-fact, in serving in such capacity at the request of such person, are not assuming any of such person’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Form 3, 4 or 5 or Schedule 13D or 13G with respect to the holdings of, and transactions in, CEDU securities by the undersigned, New Vernon Investment Management LLC or NV North American Opportunity Fund, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 25th day of August, 2010.

	NV North American Opportunity Fund		New Vernon Investment Management LLC
By: New Vernon Investment Management LLC

/s/ Trent Stedman	By:	/s/ Trent Stedman	By:	/s/ Trent Stedman
Trent Stedman	Trent Stedman, Member		Trent Stedman, Member